Exhibit 1

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HAVAS LOGO


PRESS RELEASE

                                                     Suresnes, November 28, 2005


               HAVAS NAMES HERVE PHILIPPE CHIEF FINANCIAL OFFICER


Philippe Wahl, Chief Executive Officer of Havas, announced today that Havas has named Herve Philippe to the position of Chief Financial Officer. The appointment is effective immediately.

Herve Philippe, 47, will be responsible for the entire Group's financial functions and will report to Philippe Wahl. He will also be a member of Havas' Executive Committee.

"Herve Philippe comes to his new role after having acquired broad international experience within the high tech and electronics group Sagem and participated in its success," said Philippe Wahl. "He also has a strong understanding of financial operations. I am very pleased he will be joining our management team in this very important role," he added.

Herve Philippe joined Sagem in 1998 and was appointed Chief Financial Officer in 2001 and member of the Executive Board in 2003.

Prior to that, he held the position of head of the Corporate Finance division in the Commission des operations de bourse, the French Stock Exchange regulatory authority, where he worked for 9 years.

He began his career as an executive manager at Credit National, a French bank specialized in corporate financing.

"After many years spent at Sagem, I am looking forward to devoting all my energy to helping achieve the goals of a worldwide communication group like Havas", said Herve Philippe.

Herve Philippe succeeds Jacques Herail who leaves the company after twenty years of service starting in 1984 as Financial Director of HDM. Since 1996, he was Chief Financial Officer at Havas.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts:

Communications:                                       Peggy Nahmany
                                                      Tel: +33 (0)1 58 47 90 73
                                                      peggy.nahmany@havas.com

Investor Relations:                                   Stephane Houri
                                                      Tel: +33 (0)1 58 47 91 35
                                                      stephane.houri@havas.com



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Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
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